Exhibit 99.2

FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	3 July 2009
SIMS METAL MANAGEMENT ACQUIRES THE ASSETS OF FAIRLESS IRON & METAL, LLC.
Sims Metal Management Limited, the world’s largest listed metal and electronics recycling company, announced today the acquisition of the assets of Fairless Iron & Metal, LLC (“Fairless”) in Morrisville, Pennsylvania on the East Coast of the United States. Fairless, a full-service ferrous and non-ferrous recycler, operates two principal facilities including a state-of-the-art mega-shredder, non-ferrous recovery systems and a deep water port export facility. Fairless processes approximately 60,000 tons of scrap metal per month sourced principally from New Jersey, New York, Eastern Pennsylvania and the inland United States via rail.
Daniel W. Dienst, Group Chief Executive Officer stated, “We welcome Tom and Mike Mazza and their talented employees to the Sims Metal Management family. We look forward to their many contributions to our business for the years to come as we collectively focus on shareholder returns and an unwavering commitment to safety, the environment and the communities in which we operate.”
The financial terms of the transaction were not disclosed, however, the purchase price consideration is not material to Sims Metal Management. The transaction will be immediately accretive to the earnings of Sims Metal Management.
Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 10 December 2008.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

About Sims Metal Management
Sims Metal Management (www.simsmm.com) is the world’s largest listed metal recycler with approximately 230 facilities globally. Sims’ core businesses are metal recycling and recycling solutions. Sims earns around 80 per cent of its revenue from international operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia. Sims has more than 6,000 employees and has its ordinary shares listed on the Australian Stock Exchange (ASX CODE: SGM) and its ADRs listed on the New York Stock Exchange (NYSE SYMBOL: SMS).
For further information contact
Daniel Strechay
Communications & Public Relations Manager
Tel: +1 212 500 7430

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